UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 5, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Intellia Therapeutics, Inc.

File No. 333-210689 - CF#32939
_____

Intellia Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 11, 2016, as amended on April 12, 2016, April 19, 2016, April 27, 2016 and May 5, 2016.

Based on representations by Intellia Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through April 18, 2021
Exhibit 10.4	through October 31, 2016
Exhibit 10.5	through April 18, 2021
Exhibit 10.10	through September 4, 2020
Exhibit 10.11	through September 4, 2020
Exhibit 10.12	through April 27, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary